SIGMA LITHIUM ANNOUNCES RECORD RESULTS FOR 1Q26: 39% EBITDA MARGIN; 26% PROFITABILITY; 21% OF TOTAL DEBT REPAID

HIGHLIGHTS

•	Sigma Lithium achieved the highest profitability in its history:
○	61% gross margin.
○	39% EBITDA margin.
○	26% net margin.
•	Generated US$42M in revenues from the sale of 23,000t of lithium oxide concentrate equivalent:
o	Realized price of $1,790 (SC5).
•	Significantly deleveraged, decreasing total debt:
○	By 21% over the last year
○	By 33% over the last 2 years.
•	Cash position of US$28M as of May 15, 2026, the highest since year end 2024.
•	On track to achieve 240,000t of annualized production, with the successful completion of mining operations ramp-up following a successful restructuring:
○	Fleet upgrade, capacity increase and modernization.

Conference Call Information

The Company will hold a conference call to discuss its financial results for the first quarter of 2026 at 8:30a.m. ET on Friday, May 15, 2026. Register for the call at https://ir.sigmalithiumcorp.com/events

São Paulo, May 15, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces the Company’s results for the three months ended March 31, 2026 and provides an update on recent developments.

POSTED RECORD MARGINS

In 1Q26, Sigma Lithium achieved the highest profitability in the Company’s history, posting record margins, with gross margin of 61%, EBITDA margin of 39% and net margin of 26%. The Company delivered solid sales volumes, maintained its low cost position and benefited from higher lithium prices. Sales volume in 1Q26 was 23,000 tonnes of both low grade and high grade lithium oxide concentrate, calculated on an equivalent basis for 5% Li2O content. The realized price for high-grade lithium oxide in 1Q26 was US$1,790 per tonne SC5 (US$2,150 SC6), which compares with 3Q25, the last quarter before the Company’s restructuring of mining operations, with US$630 per tonne SC5 (US$756 SC6).

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STRONG REVENUE GENERATION

In 1Q26, Sigma Lithium generated solid revenues of US$42 million, up 150% from 4Q25, when sales were impacted by the above mentioned mining restructuring, and represent the highest quarterly revenues achieved by the Company since 1Q25 (US$48 million). Revenue generation in 1Q26 was achieved almost exclusively through the sales of lithium oxide concentrate of different grades, with only a small about of shipping service revenues. This compares with 4Q25, when revenue was made up primarily of positive adjustments on provisionally priced sales and a substantial amount in shipping service revenue.

CONTINUED TO DELEVERAGE

In 1Q26, Sigma Lithium continued to reduce debt. Total debt at the end of 1Q26 stood at US$134 million, having declined by 21% in one year and by 33% in two years. The reduction was achieved despite lithium market volatility and via a strategy of progressively paying down higher cost short term export financing lines, which fell from a two-year high at the end of 2Q24 at US$102 million to US$13 million at the end of 1Q26.

SIGNIFICANT INCREASE IN CASH POSITION

Today, May 15, 2026, Sigma Lithium’s position in cash and equivalents is US$28 million, which is the largest amount the Company has recorded since year end 2024. Sigma Lithium ended 1Q26 with US$4 million in cash and equivalents, but the strong sales in the quarter resulted in an accounts receivable balance of US$22 million, which has since been mostly translated into the Company’s cash balances. The Company also continued to receive advanced payments for sales of high-grade lithium oxide concentrate, including from the previously announced US$96 million working capital offtake agreement, as well as from the sales of high purity low grade materials.

ON TRACK TO DELIVER PRODUCTION OF 240,000t

Sigma Lithium successfully concluded a full ramp up of mining operations following the restructuring started in October 2025 and is on track to achieve the production guidance provided at the end of 1Q26 of an annualized 240,000 tonnes per year of high-grade lithium oxide concentrate.

Sigma Lithium remains committed to deliver high near-term growth and now expects the next two phases of the Company’s development to be concluded by year end 2027. These are the expansions Phase 2, designed to take nominal annual capacity from the current 270,000 tonnes of high-grade lithium oxide concentrate to 520,000 tonnes, and Phase 3, designed to lift annual capacity further to 770,000 tonnes.

Sigma Lithium adjusted the guidance previously provided for costs per tonne to reflect higher diesel prices and an appreciation of the Brazilian Real against the U.S. Dollar, which are shown in the table below. The forecasts do not incorporate savings from higher efficiency in mine operations following the recent restructuring, but the Company continues to expect these to be achieved over time.

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Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period (Phase 1)	Estimated Phases 1 & 2	Estimated Phases 1, 2 & 3

Production Volumes	240,000	520,000	770,000
CIF China Cash Cost	($624)	($571)	($571)
Maintenance Capex	($6)	($6)	($6)
Sales and Administrative Expenses	($80)	($43)	($33)
All-In Sustaining Cost*	($710)	($620)	($610)
Cash Flow Forecasts at Various Realized Lithium Prices (US$ M)*
Cash Flow @ US$1,500 /t	$130	$327	$493
Cash Flow @ US$ 2,000/t	$230	$544	$814
Cash Flow @ US$2,500/t	$330	$761	$1,135
* Excludes environmental, social and financial expenses.
**Prices shown for concentrate with 6% Li2O content (SC6) adjusted for Sigma Lithium’s average of 5%.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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